Exhibit 1

June 9, 2008

Randall H. Holiday, Secretary
For Distribution to the Board of Directors
Power-One, Inc.
740 Calle Plano
Camarillo, California 93012

Board of Directors:

We appreciate the time that Mr. Jay Walters, Chairman of the Board, and Mr. Richard J. Thompson, Chief Executive Officer, took to speak with me on March 25, 2008. Bel Fuse Inc., together with our wholly-owned subsidiary, Bel Ventures Inc., is one of the largest stockholders of Power-One, Inc. ("Power-One" or the "Company") owning [4,370,052] shares of the Company's common stock, or approximately [5.0]% of the outstanding shares. We have invested in Power-One because we believe that there is substantial unrecognized value in the Company. Based upon our discussion with Messrs. Walters and Thompson and our in-depth review of publicly available information, however, we have strong doubts about the Company's ability to remain financially viable. Simply put, it is our belief that if Power-One continues to perform as it did in the most recently completed fiscal quarter, for example, with cash and cash equivalents decreasing $7.6 million since December 31, 2007, the Company will quickly become unable to meet its capital requirements.

Power-One's business divisions, earnings power, quality of assets and products are very impressive, but, as evidenced by the Company's plummeting share price, the market does not recognize Power-One's full intrinsic value. We do not believe that issuing new shares at current depressed prices or acquiring more expensive debt are the answers to the serious challenges facing Power-One. It is our opinion that the market continues to undervalue Power-One due to the Company's inability to focus on its core business segment of AC/DC power supplies and dedicate the necessary resources to what we believe to be the high-growth Renewable Energy inverters segment. We believe that Power-One's inability to develop these key segments is the results of its ongoing debt service obligations.

In order to maximize stockholder value, we believe that Power-One must divest one or more of its business units to reduce debt. It is our understanding that DC/DC converters account for less than 20% of sales. By divesting this segment, it is our opinion that the Company would be able to eliminate a substantial portion of its debt with the sale proceeds, as well as refocus its attention on maximizing stockholder value through the AC/DC power supplies and the Renewable Energy inverters segments. Furthermore, we believe that Power-One's fears concerning its ability to separate the DC/DC converters segment from the existing AC/DC power supplies segment are unfounded. According to former Power-One key managers, the separation of the two segments is entirely feasible. Finally, it would permit Power-One the opportunity to market the Z-One Digital Power Technology to other manufacturers without being considered a direct competitor.

While we have an interest in acquiring the DC/DC converters segment of the Company and believe we are a logical choice, our main concern is maximizing Power-One's stock price to the benefit of all of Power-One's stockholders. Accordingly, we believe that the Company should take the necessary steps to implement the changes in the structure of the Company that we have recommended and we will be glad to be part of such process. We look forward to meeting with the Power-One Board of Directors to further outline our strategy.

Regards,

/s/ Daniel J. Bernstein

Daniel J. Bernstein, CEO and President